UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom enters into purchase agreement for a 20 percent stake in Greek telecommunications company OTE – Execution conditional upon further agreements

Mar 17, 2008

Ad hoc announcement of Deutsche Telekom AG according to § 15 WpHG

Deutsche Telekom announces that it has entered into a purchase agreement with Marfin Investment Group (MIG) by which Deutsche Telekom will acquire all shares held by MIG in the Greek telecommunications company Hellenic Telecom (OTE), representing just under 20% of the ordinary share capital of OTE for €26 per share or approx. €2.5bn in total.

The execution of this agreement is conditional upon Deutsche Telekom’s Supervisory Board approval as well as Deutsche Telekom entering into a shareholder agreement with the Greek government and attaining approval from the Inter-Ministerial Committee (IMC) for Deutsche Telekom to increase its stake in implementation of its strategic objectives. Deutsche Telekom expects to initiate discussions with the Greek government with the aim to reach agreement in the very near future.

This release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the impacts of significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, an economic downturn in Europe or North America, and changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: March 17, 2008